Direct Dial: 212-407-4935
e-mail: fstoller@loeb.com

                                 November 23, 2005

John Reynolds, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Star Maritime Acquisition Corp.
      Form S-1 Registration Statement
      File No. 333-125662

Dear Mr. Reynolds:

      On behalf of our client, Star Maritime Acquisition Corp., a Delaware corporation (the "Company,"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 4 ("Amendment No. 4") to the Company's Registration Statement on Form S-1 (No. 333-125662) (together, the "Registration Statement"), including one complete electronic version of the exhibits filed therewith.

      Amendment No. 4 responds to the comments set forth in the Staff's letter dated November 22, 2005 (the "Staff's Letter"). In order to facilitate your review of Amendment No. 4, we have responded, on behalf of the Company, to each of the comments set forth in the Staff's Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff's comments and correspond to the numbered paragraphs in the Staff's Letter. Page numbers refer to the marked copy of Amendment No. 4.

      Amendment No. 4 also reflects those changes to the terms of the redemption provisions previously provided to the Staff with our correspondence dated November 18, 2005, as well as changes to the underwriters' compensation (including deletion of the unit purchase option) required to obtain NASD clearance with respect to the offering.


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Securities and Exchange Commission
November 23, 2005
Page 2


      The Company's responses to the Staff's comments set forth in the Staff's Letter are as follows:

  Comment
   Number                              Response
   ------                              --------

            General

      1. The disclosure on page 2 has been expanded to discuss the purpose of the stock split.

            Prospectus Cover Page

      2. Please be advised that the Company is seeking to list on the American Stock Exchange pursuant to initial listing standards 101(c) and (d).

      3. In response to the Staff's comment, we believe that since the contingent underwriters' compensation is contingent upon, and would only be paid in connection with, the consummation of a business combination, the restricted periods under Regulation M for both the initial public offering and in connection with any business combination will have ended and therefore Regulation M would be inapplicable.

            It is our view, based on the Commission's "Frequently Asked Questions About Regulation M" published by the Division of Market Regulation (dated October 27, 1999 and revised April 12, 2002) (the "FAQs"), that the restricted period under Regulation M for the offering will have ended when all of the units have been distributed and after any over-allotment and stabilization arrangements and trading restrictions in connection with the offering have been terminated. Based on the guidance offered in the FAQs, any applicable restricted period under Regulation M in connection with a business combination in which securities are to be distributed will have ended either on the date in which the target shareholders can vote on the merger or exchange or, in the case of the acquisition of a privately-held company, the later of the execution of the definitive acquisition agreement or the end of any valuation period. Accordingly, we believe that Regulation M is inapplicable to any payments to be received by the underwriters as contingent compensation upon consummation of a business combination. We have added disclosure in the "Underwriting" section stating when the restricted period ends.


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Securities and Exchange Commission
November 23, 2005
Page 3


      4. The table and the accompanying footnotes have been revised in response to the Staff's comment.

      5. The proposed purchase of 1,132,500 units in the offering by members of the Company's management team is not part of a directed share program. These units will be sold on the same terms and conditions as other participants in the offering and will not be reserved for any other "directed share purchasers." While we note that the prospectus speaks of an "agreement" for the purchase of the 1,132,500 units, as with many statements in the Registration Statement, it is speaking as of the date of the final prospectus. In addition, the FAQ's provide that affiliated purchasers of an issuer may purchase securities in a distribution, provided that disclosure is made in the applicable registration statement if such information would be material to investors' decision to buy in the offering. The IPO Share Agreement filed as Exhibit 10.14 to the Registration Statement, which will memorialize management's obligation to purchase the 1,132,500 units in the offering, will be executed, together with the underwriting agreement, upon the effectiveness of the Registration Statement.

            Prospectus Summary

      6. The disclosure has been revised to clarify that the underwriters' deferred compensation is excluded for purposes of quantifying 80% of the Company's net assets.

      7. The disclosure of the interest threshold that must be met before the Company can use a portion of the interest to fund its working capital requirements is based on a formula that is now disclosed in Amendment 4. The new disclosure also clarifies that interest is available to the Company whether or not the underwriters exercise their over-allotment option.

            Risk Factors

      8. We are in continuing discussions with the American Stock Exchange regarding the Company's listing application. Consummation of the offering by the Company and the underwriters at this point is contingent upon a successful Amex listing. Accordingly, this is merely another statement in the Registration Statement which is speaking as of the date of the final prospectus. Please note that the Company's determination to list with Amex (a process it had started and then abandoned) resulted from a call from Amex that it was lifting its moratorium on these types of offerings and would consider the Company's application in light of the size of the offering.


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Securities and Exchange Commission
November 23, 2005
Page 4


            Use of Proceeds

      9. We have expanded the disclosure to reflect the Company's belief that while the interest rate which will accrue on the trust account is not known at this time, even an interest rate of 1.5% per annum should be sufficient to fund its working capital needs.

      10. Risk factor 15 has been revised in response to the Staff's comment to highlight the reduction in the proceeds not held in trust and the Company's reliance on the interest earned on the account.

      11. We respectfully submit that the $390,000 of management loans are not being repaid from the net proceeds of the offering. Rather, the loans represent a portion of the offering expenses listed at the top of the table payable from the gross proceeds of the offering. We believe this is adequately addressed in the footnote to the table and elsewhere in this section.

            Proposed Business

      12. The disclosure under the caption "Fair market value of target business" has been expanded in response to the Staff's comment to include a brief description of the valuation process, in particular when a target business, whether it is a holding company or an operating company, has one or more agreements to purchase vessels.

      13. We added language to risk factor 17 in a prior amendment addressing the issued raised in the Staff's letter. We have expanded the disclosure in the risk factor and in the Proposed Business section under the caption "Competition" to clarify that the Company's possible need to redeem up to 32.99% of the public shares for cash will limit the manner in which the Company will be able to structure a business combination; specifically, that it will not be able to undertake an all cash acquisition transaction.


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Securities and Exchange Commission
November 23, 2005
Page 5


            Principal Stockholders

      14. The references to 20% in this section and under "Certain Transaction" have been changed to 35%.

            Correspondence submitted on November 18, 2005

      15. Disclosure of the mechanism for determining the number of shares to be surrendered has been added to the Amendment No. 4 under "Proposed Business-Effecting a business combination-Redemption rights" and in
            Note 5 to the Financial Statements. The stock escrow agreement filed as Exhibit 10.9 to Amendment No. 4 also sets forth the mechanism for the share surrender.

      16. The disclosure in the risk factor referenced in the Staff's Letter, as well as under "Proposed Business-Effecting a business combination-Redemption rights" has been revised to clarify that investors that do not exercise their redemption rights have assumed the cost of the offering, including the underwriters' discount.

      17. We respectfully submit that the risk factor addresses the risk that because the structure of the offering provides for investors to receive more than their initial investment upon a redemption or liquidation, the investors may incur a tax liability prior to the receipt of cash to pay such liability.

      Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

                                    Sincerely,

                                    /s/ Fran M. Stoller
                                    -------------------
                                    Fran M. Stoller
                                    Loeb & Loeb LLP